UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):
May 6, 2011; May 5, 2011

High Plains Gas, Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-125068	26-3633813
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3601 Southern Dr., Gillette, Wyoming   82718
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (307) 686-5030

Northern Explorations, Ltd.
(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Definitive Material Agreement

Amendment to the The Huber Asset Acquisition Transaction

On May 5, 2011 and effective May 3, 2011, High Plains Gas, Inc. (the "Company") entered into Amendment no. 7 (the "Amendment") to the Purchase and Sale Agreement (the "Purchase Agreement") between the Company and J.M. Huber Corporation ("Huber"). According to the amendment, High Plains Gas will deliver an additional 500,000 shares of restricted stock as consideration for the further extension. Upon closing, J.M. Huber has the option to either keep the shares and lower the purchase price by $500,000, or return them to the Company. This is in addition to the 1,500,000 shares delivered on or about March 31, 2011 to extend the agreement. The closing date for the Agreement has been further extended until May 31, 2011. The amendment permits J.M. Huber to engage in confidential discussions, negotiations and/or sharing of information with one or more other potential buyers, but may not enter into any binding commitment to sell all or any portion of the assets with any other potential buyer through the extended closing date. The total purchase price of the transaction is remains $35 million.

Item 9.01   Financial Statements and Exhibits

High Plains Gas, Inc. includes by reference the following exhibits:

No.	Description
10.1	Amendment No. 7 to the Purchase and Sale Agreement between J.M. Huber Corporation and High Plains Gas, Inc. effective as of May 3, 2011.

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SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


High Plains Gas, Inc.


Date: May 5, 2011   By: _____

                                     Name: Brent Cook
                                     Title: Chief Executive Officer
                                                  Principal Executive Officer

Date: May 5, 2011   By: _____

                                     Name: Joseph Hettinger
                                     Title: Chief Financial Officer and Director
                                                  Principal Financial Officer